UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)*

                       Cogent Communications Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   19239V104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    James Wei
                          Worldview Technology Partners
                             435 Tasso Street, #120
                               Palo Alto, CA 94301
                                 (650) 322-3800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                               Sean Caplice, Esq.
          Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
                              155 Constitution Dr.
                              Menlo Park, CA 94025
                                 (650) 321-2400

                                 March 30, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

CUSIP No. 19239V104               SCHEDULE 13D                Page 2 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Technology Partners IV, L.P. ("WVTP IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        16,703,312 shares, except that Worldview Capital IV,
                        L.P. ("WVC IV"), the general partner of Worldview
                        Technology Partners IV, L.P. ("WVTP IV"), Worldview
                        Equity I, L.L.C. ("WVE I"), the general partner of WVC
                        IV, and James Wei ("Wei"), Michael Orsak ("Orsak") and
                        Susumu Tanaka ("Tanaka"), the members of WVE I, may be
                        deemed to have shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               16,703,312 shares, except that WVC IV, the general
    WITH                partner of WVTP IV, WVE I, the general partner of WVC
                        IV, and Wei, Orsak and Tanaka, the members of WVE I, may
                        be deemed to have shared power to dispose of these
                        shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,703,312
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 3 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Technology International IV, L.P. ("WVTI IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        2,719,878 shares, except that WVC IV, the general
                        partner of WVTI IV, WVE I, the general partner of WVC
                        IV, and Wei, Orsak and Tanaka, the members of WVE I, may
                        be deemed to have shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,719,878 shares, except that WVC IV, the general
    WITH                partner of WVTI IV, WVE I, the general partner of WVC
                        IV, and Wei, Orsak and Tanaka, the members of WVE I, may
                        be deemed to have shared power to dispose of these
                        shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,719,878
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.5%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 4 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Strategic Partners IV, L.P. ("WVSP IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        130,176 shares, except that WVC IV, the general partner
                        of WVSP IV, WVE I, the general partner of WVC IV, and
                        Wei, Orsak and Tanaka, the members of WVE I, may be
                        deemed to have shared voting power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               130,176 shares, except that WVC IV, the general partner
    WITH                of WVSP IV, WVE I, the general partner of WVC IV, and
                        Wei, Orsak and Tanaka, the members of WVE I, may be
                        deemed to have shared power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      130,176
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 5 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Capital IV, L.P.("WVC IV")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        19,553,366 shares, of which 16,703,312 are directly
                        owned by WVTP IV; 2,719,878 are directly owned by WVTI
                        IV; and 130,176 are directly owned by WVSP IV. WVC IV,
                        the general partner of WVTP IV, WVTI IV and WVSP IV, WVE
                        I, the general partner of WVC IV, and Wei, Orsak and
                        Tanaka, the members of WVE I, may be deemed to have
                        shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               19,553,366 shares, of which 16,703,312 are directly
    WITH                owned by WVTP IV; 2,719,878 are directly owned by WVTI
                        IV; and 130,176 are directly owned by WVSP IV. WVC IV,
                        the general partner of WVTP IV, WVTI IV and WVSP IV, WVE
                        I, the general partner of WVC IV, and Wei, Orsak and
                        Tanaka, the members of WVE I, may be deemed to have
                        shared power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      19,553,366
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 6 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Technology Partners III, L.P. ("WVTP III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        35,173,362 shares, except that Worldview Capital III,
                        L.P. ("WVC III"), the general partner of WVTP III, WVE
                        I, the general partner of WVC III, and Wei, Orsak and
                        Tanaka, the members of WVE I, may be deemed to have
                        shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               35,173,362 shares, except that WVC III, the general
    WITH                partner of WVTP III, WVE I, the general partner of WVC
                        III, and Wei, Orsak and Tanaka, the members of WVE I,
                        may be deemed to have shared power to dispose of these
                        shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      35,173,362
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 7 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Technology International III, L.P. ("WVTI III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        8,669,304 shares, except that WVC III, the general
                        partner of WVTI III, WVE I, the general partner of WVC
                        III, and Wei, Orsak and Tanaka, the members of WVE I,
                        may be deemed to have shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               8,669,304 shares, except that WVC III, the general
    WITH                partner of WVTI III, WVE I, the general partner of WVC
                        III, and Wei, Orsak and Tanaka, the members of WVE I,
                        may be deemed to have shared power to dispose of these
                        shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,669,304
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.7%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 8 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Strategic Partners III, L.P. ("WVSP III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        777,324 shares, except that WVC III, the general partner
                        of WVSP III, WVE I, the general partner of WVC III, and
                        Wei, Orsak and Tanaka, the members of WVE I, may be
                        deemed to have shared voting power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               777,324 shares, except that WVC III, the general partner
    WITH                of WVSP III, WVE I, the general partner of WVC III, and
                        Wei, Orsak and Tanaka, the members of WVE I, may be
                        deemed to have shared power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      777,324
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.2%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D                Page 9 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview III Carrier Fund, L.P. ("WVCF III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,932,131 shares, except that WVC III, the general
                        partner of WVCF III, WVE I, the general partner of WVC
                        III, and Wei, Orsak and Tanaka, the members of WVE I,
                        may be deemed to have shared voting power to vote these
                        shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,932,131 shares, except that WVC III, the general
    WITH                partner of WVCF III, WVE I, the general partner of WVC
                        III, and Wei, Orsak and Tanaka, the members of WVE I,
                        may be deemed to have shared power to dispose of these
                        shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,932,131
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.4%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 10 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Capital III, L.P. ("WVC III")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        46,552,121 shares, of which 35,173,362 are directly
                        owned by WVTP III; 8,669,304 are directly owned by WVTI
                        III; 777,324 are directly owned by WVSP III; and
                        1,932,131 are directly owned by WVCF III. WVC III, the
                        general partner of WVTP III, WVTI III, WVSP II, and WVCF
                        III, WVE I, the general partner of WVC III, and Wei,
                        Orsak and Tanaka, the members of WVE I, may be deemed to
                        have shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               46,552,121 shares, of which 35,173,362 are directly
    WITH                owned by WVTP III; 8,669,304 are directly owned by WVTI
                        III; 777,324 are directly owned by WVSP III; and
                        1,932,131 are directly owned by WVCF III. WVC III, the
                        general partner of WVTP III, WVTI III, WVSP II, and WVCF
                        III, WVE I, the general partner of WVC III, and Wei,
                        Orsak and Tanaka, the members of WVE I, may be deemed to
                        have shared power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      46,552,121
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.0%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 11 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Worldview Equity I, L.L.C. ("WVE I")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        66,105,487 shares, of which 16,703,312 are directly
                        owned by WVTP IV; 2,719,878 are directly owned by WVTI
                        IV; 130,176 are directly owned by WVSP IV; 35,173,362
                        are directly owned by WVTP III; 8,669,304 are directly
                        owned by WVTI III; 777,324 are directly owned by WVSP
                        III; and 1,932,131 are directly owned by WVCF III. WVE
                        I, the general partner of WVC IV and WVC III, the
                        respective general partners of WVTP IV, WVTI IV and WVSP
                        IV, and WVTP III, WVTI III, WVSP III and WVCF III, and
                        Wei, Orsak and Tanaka, the members of WVE I, may be
                        deemed to have shared power to vote these shares.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            See response to row 7.
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               66,105,487 shares, of which 16,703,312 are directly
    WITH                owned by WVTP IV; 2,719,878 are directly owned by WVTI
                        IV; 130,176 are directly owned by WVSP IV; 35,173,362
                        are directly owned by WVTP III; 8,669,304 are directly
                        owned by WVTI III; 777,324 are directly owned by WVSP
                        III; and 1,932,131 are directly owned by WVCF III. WVE
                        I, the general partner of WVC IV and WVC III, the
                        respective general partners of WVTP IV, WVTI IV and WVSP
                        IV, and WVTP III, WVTI III, WVSP III and WVCF III, and
                        Wei, Orsak and Tanaka, the members of WVE I, may be
                        deemed to have shared power to dispose of these shares.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        See response to row 9.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      66,105,487
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 12 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      James Wei ("Wei")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Canadian Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            66,105,487 shares, of which 16,703,312 are directly
  OWNED BY              owned by WVTP IV; 2,719,878 are directly owned by WVTI
    EACH                IV; 130,176 are directly owned by WVSP IV; 35,173,362
  REPORTING             are directly owned by WVTP III; 8,669,304 are directly
   PERSON               owned by WVTI III; 777,324 are directly owned by WVSP
    WITH                III; and 1,932,131 are directly owned by WVCF III. WVC
                        IV is the general partner of WVTP IV, WVTI IV and WVSP
                        IV; WVC III is the general partner of WVTP III, WVTI
                        III, WVSP III and WVCF II; WVE I is the general partner
                        of WVC IV and WVC III; and Wei, a member of WVE I may be
                        deemed to have shared power to vote these shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        None.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        66,105,487 shares, of which 16,703,312 are directly owned by WVTP IV; 2,719,878 are directly owned by WVTI IV; 130,176 are directly owned by WVSP IV; 35,173,362 are directly owned by WVTP III; 8,669,304 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Wei, a member of WVE I may be deemed to have shared power to dispose of these shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      66,105,487
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 13 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael Orsak ("Orsak")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            66,105,487 shares, of which 16,703,312 are directly
  OWNED BY              owned by WVTP IV; 2,719,878 are directly owned by WVTI
    EACH                IV; 130,176 are directly owned by WVSP IV; 35,173,362
  REPORTING             are directly owned by WVTP III; 8,669,304 are directly
   PERSON               owned by WVTI III; 777,324 are directly owned by WVSP
    WITH                III; and 1,932,131 are directly owned by WVCF III. WVC
                        IV is the general partner of WVTP IV, WVTI IV and WVSP
                        IV; WVC III is the general partner of WVTP III, WVTI
                        III, WVSP III and WVCF II; WVE I is the general partner
                        of WVC IV and WVC III; and Orsak, a member of WVE I may
                        be deemed to have shared power to vote these shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        None.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        66,105,487 shares, of which 16,703,312 are directly owned by WVTP IV; 2,719,878 are directly owned by WVTI IV; 130,176 are directly owned by WVSP IV; 35,173,362 are directly owned by WVTP III; 8,669,304 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Orsak, a member of WVE I may be deemed to have shared power to dispose of these shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      66,105,487
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 14 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Susumu Tanaka ("Tanaka")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Japanese Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            66,105,487 shares, of which 16,703,312 are directly
  OWNED BY              owned by WVTP IV; 2,719,878 are directly owned by WVTI
    EACH                IV; 130,176 are directly owned by WVSP IV; 35,173,362
  REPORTING             are directly owned by WVTP III; 8,669,304 are directly
   PERSON               owned by WVTI III; 777,324 are directly owned by WVSP
    WITH                III; and 1,932,131 are directly owned by WVCF III. WVC
                        IV is the general partner of WVTP IV, WVTI IV and WVSP
                        IV; WVC III is the general partner of WVTP III, WVTI
                        III, WVSP III and WVCF II; WVE I is the general partner
                        of WVC IV and WVC III; and Tanaka, a member of WVE I may
                        be deemed to have shared power to vote these shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        None.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        66,105,487 shares, of which 16,703,312 are directly owned by WVTP IV; 2,719,878 are directly owned by WVTI IV; 130,176 are directly owned by WVSP IV; 35,173,362 are directly owned by WVTP III; 8,669,304 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Tanaka, a member of WVE I may be deemed to have shared power to dispose of these shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      66,105,487
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

CUSIP No. 19239V104               SCHEDULE 13D               Page 15 of 26 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Tim Weingarten ("Weingarten")
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None.
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            66,105,487 shares, of which 16,703,312 are directly
  OWNED BY              owned by WVTP IV; 2,719,878 are directly owned by WVTI
    EACH                IV; 130,176 are directly owned by WVSP IV; 35,173,362
  REPORTING             are directly owned by WVTP III; 8,669,304 are directly
   PERSON               owned by WVTI III; 777,324 are directly owned by WVSP
    WITH                III; and 1,932,131 are directly owned by WVCF III. WVC
                        IV is the general partner of WVTP IV, WVTI IV and WVSP
                        IV; WVC III is the general partner of WVTP III, WVTI
                        III, WVSP III and WVCF II; WVE I is the general partner
                        of WVC IV and WVC III; and Weingarten has certain voting
                        rights in WVE I and may be deemed to have shared power
                        to vote these shares.
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        None.
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        66,105,487 shares, of which 16,703,312 are directly owned by WVTP IV; 2,719,878 are directly owned by WVTI IV; 130,176 are directly owned by WVSP IV; 35,173,362 are directly owned by WVTP III; 8,669,304 are directly owned by WVTI III; 777,324 are directly owned by WVSP III; and 1,932,131 are directly owned by WVCF III. WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV; WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF II; WVE I is the general partner of WVC IV and WVC III; and Weingarten has certain voting rights in WVE I and may be deemed to have shared power to dispose of these shares.
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      66,105,487
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |X|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.8%*
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
* Please see Item 5 with respect to the determination of the number of shares of Common Stock deemed to be outstanding

                                                             Page 16 of 26 Pages

                            Statement on Schedule 13D

         This Amendment No. 1 to Schedule 13D is being filed to report the acquisition of 150 shares of Series J Preferred Stock, which is convertible into common stock, par value $0.001 per share (the "Common Stock"), of Cogent Communications Group, Inc., a Delaware corporation (the "Company"). This Amendment No. 1 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission on August 11, 2003 (the "Original Filing"). Only those items that are hereby reported are amended; all other items remain unchanged. All capitalized terms shall have the meanings assigned to them in the Original Filing, unless otherwise indicated herein.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is filed by Worldview Technology Partners IV, L.P., a Delaware limited partnership ("WVTP IV"), Worldview Technology International IV, L.P., a Delaware limited partnership ("WVTI IV"), Worldview Strategic Partners IV, L.P., a Delaware limited partnership ("WVSP IV"), Worldview Capital IV, L.P., a Delaware limited partnership ("WVC IV"), Worldview Equity I, L.L.C., a Delaware limited liability company ("WVE I"), Worldview Technology Partners III, L.P., a Delaware limited partnership ("WVTP III"), Worldview Technology International III, L.P., a Delaware limited partnership ("WVTI III"), Worldview Strategic Partners III, L.P., a Delaware limited partnership ("WVSP III"),
Worldview III Carrier Fund, L.P., a Delaware limited partnership ("WVCF III"), Worldview Capital III, L.P., a Delaware limited partnership ("WVC II"), James Wei ("Wei"), Michael Orsak ("Orsak") and Susumu Tanaka ("Tanaka," collectively with Wei and Orsak, the "Partners") and Tim Weingarten ("Weingarten").

         WVC IV is the general partner of WVTP IV, WVTI IV and WVSP IV. WVE I is the general partner of WVC IV. WVC IV and WVE I may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by WVTP IV, WVTI IV and WVSP IV. Wei, Orsak and Tanaka are the managing members of WVE I, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by WVTP IV, WVTI IV and WVSP IV. Weingarten has certain voting rights in WVE I, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by WVTP IV, WVTI IV and WVSP IV.

         WVC III is the general partner of WVTP III, WVTI III, WVSP III and WVCF
III. WVE I is the general partner of WVC III. WVC III and WVE I may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by WVTP III, WVTI III, WVSP III and WVCF III. Wei, Orsak and Tanaka are the managing members of WVE I, and may be deemed to have shared power to vote and shared power to dispose of the shares of issuer directly owned by WVTP III, WVTI III, WVSP III and WVCF III.

         WVC IV, WVTP IV, WVTI IV, WVSP IV, WVC III, WVTP III, WVTI III, WVSP III, WVCF III and WVE I are collectively referred to as the "Worldview Entities." The Worldview Entities, the Partners and Weingarten are collectively referred to as the "Reporting Persons" in this statement.

         By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the securities of the Company. Each Reporting Person disclaims the existence of a "group" and disclaims beneficial ownership of all shares of Common Stock other than any shares reported herein as being owned by it, him or her, as the case may be.

                                                             Page 17 of 26 Pages

         Notwithstanding this filing on Schedule 13D, the Reporting Persons disclaim any requirement to report their beneficial ownership interests on
Schedule 13D and reserve the future right to report such beneficial ownership interests on Schedule 13G pursuant to Rule 13d-1(c).

         The Agreement of Reporting Persons is attached hereto as Exhibit A.

         (b) The address of the principal business office for each of the Reporting Persons is: c/o Worldview Capital, 435 Tasso Street, Suite 120, Palo Alto, California 94301.

         (c) The principal business of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III is to assist growth-oriented businesses located primarily in the United States. The principal business of WVC IV is to act as general partner of WVTP IV, WVTI IV and WVSP IV. The principal business of WVC III is to act as general partner of WVTP III, WVTI III, WVSP III and WVCF III. The principal business of WVE I is to act as general partner of WVC IV and WVC
III. and other venture capital investment funds. The principal business and occupation of each of the Partners and Weingarten is to act as general partners, managing members, shareholders, directors, agents or officers of the Worldview Entities and a number of partnerships and limited liability companies with similar businesses.

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) WVC IV, WVTP IV, WVTI IV,WVSP IV, WVC III, WVTP III, WVTI III, WVSP III and WVCF III are Delaware limited partnerships. WVE I is a Delaware limited liability company. Wei is a Canadian citizen. Orsak and Weingarten are a United States citizens. Tanaka is a Japanese citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 2004, the Company entered into an Agreement and Plan of Merger (listed as Exhibit G hereto, the "Merger Agreement") whereby, as of the effective date of such agreement, the shares of common stock of Symposium Omega, Inc. ("Symposium") were automatically converted into Series J Participating Convertible Preferred Stock of the Company, par value $0.001 (the "Series J Preferred Stock"). WVTP IV, WVTI IV and WVSP IV previously held 150 shares of common stock of Symposium, all of which was converted into 150 shares of Series J Preferred Stock of the Company.

         Upon the satisfaction of the conditions to close set forth in the Merger Agreement, on March 30, 2004, WVTP IV received 128 shares of Series J Preferred Stock in exchange for 128 shares of Symposium common stock; WVTI IV received 21 shares of Series J Preferred Stock in exchange for 21 shares of Symposium common stock; and WVSP IV received 1 share of Series J Preferred Stock in exchange for 1 share of Symposium common stock. The consideration paid by each Reporting Person for each foregoing purchase price was paid solely in exchange for all of the shares of Symposium common stock held by such Reporting Person. No part of the purchase price was borrowed by such Reporting Persons for the purpose of acquiring such securities.

                                                             Page 18 of 26 Pages

         Each share of Series J Preferred Stock will be convertible into Common Stock at an initial conversion price of $0.16130000, or at an initial conversion rate of approximately 30,998.15 shares of Common Stock for each share of Series J Preferred Stock converted.

         All such conversion ratios are subject to antidilution adjustments (subject to certain exceptions) and certain other adjustments as set forth in the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights and Qualifications, Limitations and Restrictions of Series J Preferred Stock of the Company listed as Exhibit J hereto (the "Certificate of Designation").

         This Item 3 (and the other Items of this statement) do not provide a complete description of the Merger Agreement or the Certificate of Designation and each such description is qualified in its entirety by reference to the respective agreement or document, which are listed as Exhibits G and H hereto, respectively.


ITEM  4. PURPOSE OF TRANSACTION.

         Each of WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III holds the securities described in Item 5 of this statement for investment purposes only.

         The Company entered into the Merger Agreement, pursuant to which the Company issued, and each of WVTP IV, WVTI IV and WVSP IV received, the number of shares of Series J Preferred Stock as described in Item 3 above. As a condition to the closing under the Merger Agreement, the Company is obligated to file the Certificate of Designation, which provides that the Series J Preferred Stock has certain "weighted average" antidilution protection with respect to the conversion price of the Series J Preferred Stock and certain liquidation, conversion and voting rights. Descriptions of such rights contained herein are qualified in their entirety by reference to the Certificate of Designation listed as Exhibit H hereto.

         Certificate of Designation - Conversion of Series J Preferred Stock. Pursuant to the Certificate of Designation, all of the shares of Series J Preferred Stock shall be automatically converted into Common Stock upon the public offering by the Company of its Common Stock in which the cash proceeds are at least $50,000,000. The Series J Preferred Stock may also be converted at any time at the election of each holder.

         Certificate of Designation - Dividends. In the event that any dividend or other distribution payable in cash or other property is declared on the Common Stock or any security that is pari passu or junior to the Series J Preferred Stock (other than dividends payable solely in shares of Common Stock), the shares of Series J Preferred Stock shall be entitled to receive an amount equal per share (on an as-if converted to Common Stock basis) to the amount paid or set aside for each share of Common Stock or other security that is pari passu or junior to the Series J Preferred Stock. As of the date hereof, there are no dividends declared on the Series J Preferred Stock.

         Certificate of Designation - Voting. As set forth in the Certificate of Designation, and except as otherwise provided by applicable law, the holders of Series J Preferred Stock (i) shall be entitled to vote with the holders of Common Stock on all matters submitted for a vote of holders of Common Stock except for a vote with respect to the election of directors and (ii) shall be entitled to one vote for each share of Common Stock such holder of Series J Preferred Stock would receive upon conversion of such share of Series J Preferred Stock into Common Stock.

         Certificate of Designation - Liquidation Preference. In the event of the Company's liquidation, dissolution or winding up or upon a merger or acquisition of the Company by another company or person or any other change in control transaction, the holders of the Series J Preferred Stock will be entitled to a

                                                             Page 19 of 26 Pages

primary liquidation preference before any amounts are paid to the holders of Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Series F Participating Convertible Preferred Stock, Series G Participating Convertible Preferred Stock, Series H Participating Convertible Preferred Stock and Series I Participating Convertible Preferred Stock (collectively, the "Other Preferred Stock"), which liquidation preference shall be pari passu with the primary liquidation preference of the Series J Preferred Stock). The primary liquidation preference of the Series J Preferred Stock is equal to the amount of consideration originally exchanged for the Series J Preferred Stock, or $5,000 per share. In addition, the holders of the Series J Preferred Stock will be entitled to a secondary liquidation preference before any additional amounts are paid to the holders of the Common Stock or any other equity securities of the Company (other than the primary liquidation preference of the Other Preferred Stock, which liquidation preference shall be pari passu with the secondary liquidation preference of the Series J Preferred Stock). The secondary liquidation preference of the Series J Preferred Stock is equal to $10,000 per share. In addition, the holders of the Series J Preferred Stock shall participate with the holders of the Common Stock and the Other Preferred Stock ratably on an as-converted basis, in the distribution of the remaining assets of the Company available for distribution.

         Stockholders Agreement - Board Representation. In connection with, and pursuant to, the Merger Agreement, WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III entered into a Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and certain stockholders of the Company (the "Stockholders Agreement"), listed as
Exhibit I hereto. Pursuant to the terms of Stockholders Agreement, certain investors are entitled to nominate persons to the Board of Directors of the Company, and each of the stockholders that are a party to the Stockholders Agreement agree to vote his or its shares of Common Stock to elect such persons to the Board of Directors of the Company. Worldview Technology Partners (and its affiliates) is entitled to nominate one member to the current ten member Board of Directors of the Company.

         Stockholders Agreement - Protective Provisions. Pursuant to the terms of the Stockholders Agreement, the Company may not, without first obtaining the approval of the holders of not less than two-thirds (2/3) of the issued and outstanding shares of Series G Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, voting together as a single class, (i) designate, authorize, create, issue, sell, redeem or repurchase shares of any class or series of capital stock, (ii) declare or pay any dividends or make any distributions with respect to any outstanding equity securities, (iii) approve the merger, consolidation, dissolution or liquidation of the Company or any subsidiary, (iv) increase of decrease the number of authorized shares of Common Stock or preferred stock of the Company, (v) sell all or substantially all of the assets of the Company and its subsidiaries, (vi) cause a material change in the nature of the business or strategic direction of the Company and its subsidiaries, (vii) approve the filing for bankruptcy or any decision not to take action to prevent a filing for bankruptcy or oppose an involuntary filing for bankruptcy, (viii) approve the establishment and maintenance of an Executive Committee of the Board of Directors or increase or decrease the number of directors composing the Board of Directors or (ix) amend, repeal or modify any provision of the Company's certificate of incorporation in a manner that adversely affects the rights, powers or preferences of the Preferred Stock.

         Stockholders Agreement - Right of First Offer With Respect to Additional Issuances of Securities by the Company . Pursuant to the terms of the Stockholders Agreement, the Company is obligated to offer any additional sales or other issuances of securities of the Company first to the stockholders who are a party to the Stockholders Agreement and hold at least a certain number of shares of preferred stock of the Company as set forth in the Stockholders
Agreement. As of the date hereof, Worldview Technology Partners (and its affiliated funds) is entitled to such right to first offer.

         Stockholders   Agreement  -  Right  of  First   Refusal  and  Right  of
Participation With Respect to Stock Held by David Schaeffer. Pursuant to the terms of the Stockholders Agreement, the stockholders who are

                                                             Page 20 of 26 Pages

a party to the Stockholders Agreement have a right of first refusal and a right of participation with respect to certain dispositions of securities held by David Schaeffer.

         Registration Rights Agreement - Registration of Shares of Common Stock for Resale. In connection with, and pursuant to, the Merger Agreement, WVTP IV, WVTI IV, WVSP IV, WVTP III, WVTI III, WVSP III and WVCF III entered into a Fourth Amended and Restated Registration Rights Agreement with the Company and certain other investors, dated as of March 30, 2004 (the "Registration Rights Agreement"), listed as Exhibit J hereto. Pursuant to the terms of the Registration Rights Agreement, at any time after the earlier of (i) the date which is three years after the date of the Registration Rights Agreement and
(ii) the date that is 6 months after the first public offering of securities of the Company after the date of the Registration Rights Agreement, the holders of more than 50% of the Common Stock issued or issuable upon the conversion of the Preferred Stock (or otherwise distributed in respect of the Preferred Stock) may request the Company to register the Common Stock issued or issuable upon the conversion of the Preferred Stock (or otherwise distributed in respect of the Preferred Stock).

         The foregoing summary of the Merger Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Merger Agreement, the Certificate of Designation, the Stockholders Agreement and the Registration Rights Agreement, listed as Exhibits G, H, I and J hereto, respectively, and incorporated herein by reference.

         Except as set forth above in this statement, none of the Reporting Persons has any present plans or proposals that relate to or would result in:
(i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons is based upon 14,300,575 shares of Common Stock outstanding as of March 30, 2004, as reported by the Company to the Reporting Persons, plus 68,199,901 shares of Common Stock issuable upon the conversion of the Series F Preferred Stock; 254,942,365 shares of Common Stock issuable upon conversion of the Series G Preferred Stock; 41,180,769 shares of Common Stock issuable upon the conversion of the Series H Preferred Stock; 15,962,585 shares of Common Stock issuable upon the conversion of the Series I Preferred Stock; and 120,605,215 shares of Common Stock issuable upon the conversion of the Series J Preferred Stock.

         In order to provide accurate disclosure with respect to the percentage of Common Stock reported as beneficially owned by each of the Reporting Persons, the percentage beneficially owned by each Reporting Person was calculated on a fully diluted, as converted basis of all of the Company's issued and

                                                             Page 21 of 26 Pages

outstanding Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, including shares held by third parties. In the interests of full disclosure, if such percentage for each Reporting Person was based solely on the Common Stock outstanding plus the shares of Common Stock issuable upon conversion of the Preferred Stock deemed to be beneficially owned by such Reporting Person, the percentages would be as follows: 54.9% for WVTP IV, 16.1% for WVTI IV, 0.9% for WVSP IV, 73.0% for WVTP III, 38.3% for WVTI III, 5.2% for WVSP III, 11.9% for WVCF III, 78.7% for WVC III, 58.9% for WVC IV, and 84.7% for each of WVE I and each of the Partners and Weingarten.

         Amounts shown as beneficially owned by each of WVTP III, WVC III, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 1,294,299 shares of Common Stock directly owned by WVTP III and (ii) 33,879,063 shares of Common Stock into which the shares of Preferred Stock owned by WVTP III may be initially converted.

         Amounts shown as beneficially owned by each of WVTI III, WVC III, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 319,034 shares of Common Stock directly owned by WVTI III and (ii) 8,350,270 shares of Common Stock into which the shares of Preferred Stock owned by WVTI III may be initially converted.

         Amounts shown as beneficially owned by each of WVSP III, WVC III, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 28,679 shares of Common Stock directly owned by WVSP III and (ii) 748,645 shares of Common Stock into which the shares of Preferred Stock owned by WVSP III may be initially converted.

         Amounts shown as beneficially owned by each of WVCF III, WVC III, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 31,725 shares of Common Stock directly owned by WVCF III and (ii) 1,900,406 shares of Common Stock into which the shares of Preferred Stock owned by WVCF III may be initially converted.

         Amounts shown as beneficially owned by each of WVTP IV, WVC IV, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 548,531 shares of Common Stock directly owned by WVTP IV and (ii) 16,154,781 shares of Common Stock into which the shares of Preferred Stock owned by WVTP IV may be initially converted.

         Amounts shown as beneficially owned by each of WVTI IV, WVC IV, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 89,115 shares of Common Stock directly owned by WVTI IV and (ii) 2,630,763 shares of Common Stock into which the shares of Preferred Stock owned by WVTI IV may be initially converted.

         Amounts shown as beneficially owned by each of WVSP IV, WVC IV, WVE I, Wei, Orsak, Tanaka and Weingarten include (i) 4,048 shares of Common Stock directly owned by WVSP IV and (ii) 126,128 shares of Common Stock into which the shares of Preferred Stock purchased by WVSP IV may be initially converted.

         By virtue of their potential status as a "group" with the stockholders of the Company that are parties to the Stockholders Agreement (which stockholders are set forth in Item 6 below) due to the voting agreement with respect to the appointment of directors set forth in the Stockholders Agreement, for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by such stockholders. Except to the extent explicitly set forth herein, neither the filing of this statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this

                                                             Page 22 of 26 Pages

statement for the purposes of Section 13(d) of the Securities Exchange Act of 1934 or for any other purpose, and such beneficial ownership is expressly disclaimed.

         Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

         (c) Except as set forth in Item 4 above, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

         (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement attached hereto as Exhibit A, with respect to the joint filing of this statement and any amendment or amendments hereto.

         The Merger Agreement was entered into as of March 30, 2004. Certain terms and conditions of the Merger Agreement and the Certificate of Designation are described in Items 3 - 5 above.

         The Stockholders Agreement was entered into as of March 30, 2004 by the Company, Oak Investment Partners IX, Oak IX Affiliates Fund, Oak Investment Partners Affiliates Fund - A, Jerusalem Venture Partners III, L.P., Jerusalem Venture Partners III (Israel), L.P., Jerusalem Venture Partners Entrepreneurs Fund III, L.P., Jerusalem Venture Partners IV, L.P., Jerusalem Venture Partners IV (Israel), L.P., Jerusalem Venture Partners IV - A, L.P., Jerusalem Venture Partners Entrepreneurs Fund IV, L.P., Worldview Technology Partners III, L.P., Worldview Technology International III, L.P., Worldview Strategic Partners III, L.P., Worldview III Carrier Fund, L.P., Worldview Technology Partners IV, L.P., Worldview Technology International IV, L.P., Worldview Strategic Partners IV, L.P., Broadview Capital Partners L.P., Broadview Capital Partners Qualified Purchaser Fund L.P., Broadview Capital Partners Affiliates Fund LLC, Boulder Ventures III, L.P., Boulder Ventures III (Annex), L.P., NAS Partners I L.L.C., Nassau Capital Partners IV, L.P., Cisco Systems Capital Corporation, David Schaeffer and certain other stockholders whose names are set forth on Schedule I to the Stockholders Agreement. Certain terms and conditions of the Stockholders Agreement are described in Item 4 above.

         The Registration Rights Agreement was entered into as of March 30, 2004. Certain terms and conditions of the Registration Rights Agreement are described in Item 4 above.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A         Amended and Restated  Agreement of  Reporting  Persons,  dated
                  March 30, 2004, among the Reporting Persons.

Exhibit  G        Agreement  and Plan of Merger,  dated as of March 30, 2003, by and among the Company and the investors named therein (filed as Exhibit 2.6 to the 10-K filed with the Commission on March
                  30, 2004, and incorporated herein by reference).

Exhibit H         Corrected   Certificate  of   Designations,   Preferences  and
                  Relative, Participating, Optional and Other Special Rights and
                  Qualifications,  Limitations  and  Restrictions  of  Series  J

                                                             Page 23 of 26 Pages

                  Participating Convertible Preferred Stock of the Company (filed as Exhibit 3.7 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

Exhibit I Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

Exhibit J         Fourth  Amended and Restated  Registration  Rights  Agreement,
                  dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

                                                             Page 24 of 26 Pages

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2004


                                 JAMES WEI

                                 By: ___________________________________________
                                 James Wei, individually, and on behalf of WVTP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTP IV, on behalf of WVTI IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTI IV, on behalf of WVSP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVSP IV, on behalf of WVC IV, in his capacity as a member of WVE I, the general partner of WVC I, and on behalf of WVE I in his capacity as a member thereof; on behalf of WVTP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTP III, on behalf of WVTI III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTI III, on behalf of WVSP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVSP III, on behalf of WVCF III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVCF III, on behalf of WVC III, in his capacity as a member of WVE I, the general partner of WVC III, and on behalf of WVE I in his capacity as a member thereof.


                                 MICHAEL ORSAK

                                 By: ___________________________________________
                                     Michael Orsak


                                 SUSUMU TANAKA

                                 By: ___________________________________________
                                     Susumu Tanaka


                                 TIM WEINGARTEN

                                 By: ___________________________________________
                                     Tim Weingarten

                                                             Page 25 of 26 Pages

                                INDEX TO EXHIBITS

EXHIBIT A         Amended and Restated  Agreement of  Reporting  Persons,  dated
                  March 30, 2004, among the Reporting Persons.

EXHIBIT G         Agreement  and Plan of Merger,  dated as of March 30, 2003, by and among the Company and the investors named therein (filed as Exhibit 2.6 to the 10-K filed with the Commission on March
                  30, 2004, and  incorporated  herein by  reference).

EXHIBIT H         Corrected   Certificate  of   Designations,   Preferences  and
                  Relative, Participating, Optional and Other Special Rights and
                  Qualifications,  Limitations  and  Restrictions  of  Series  J
                  Participating  Convertible  Preferred  Stock  of  the  Company
                  (filed as Exhibit 3.7 to the 10-K filed with the Commission by the Company on March 30, 2004, and incorporated herein by reference).

EXHIBIT I Third Amended and Restated Stockholders Agreement, dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.1 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

EXHIBIT J         Fourth  Amended and Restated  Registration  Rights  Agreement,
                  dated as of March 30, 2004, by and among the Company and the stockholders named therein (filed as Exhibit 10.2 to the 10-K filed with the Commission on March 30, 2004, and incorporated herein by reference).

                                                             Page 26 of 26 Pages

                                    Exhibit A

                         Agreement of Reporting Persons

         The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Cogent Communications, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.


Date:  March 31, 2004


                                 JAMES WEI

                                 By: ___________________________________________
                                 By: James Wei, individually, and on behalf of WVTP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTP IV, on behalf of WVTI IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVTI IV, on behalf of WVSP IV, in his capacity as a member of WVE I, the general partner of WVC IV, the general partner of WVSP IV, on behalf of WVC IV, in his capacity as a member of WVE I, the general partner of WVC I, and on behalf of WVE I in his capacity as a member thereof; on behalf of WVTP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTP III, on behalf of WVTI III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVTI III, on behalf of WVSP III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVSP III, on behalf of WVCF III, in his capacity as a member of WVE I, the general partner of WVC III, the general partner of WVCF III, on behalf of WVC III, in his capacity as a member of WVE I, the general partner of WVC III, and on behalf of WVE I in his capacity as a member thereof.


                                 MICHAEL ORSAK

                                 By: ___________________________________________
                                     Michael Orsak


                                 SUSUMU TANAKA

                                 By: ___________________________________________
                                     Susumu Tanaka


                                 TIM WEINGARTEN

                                 By: ___________________________________________
                                     Tim Weingarten